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                   Filed by CBOT Holdings, Inc.
                   Subject Company--CBOT Holdings, Inc.
                   Pursuant to Rule 425 under the Securities Act of 1933 File No. 333-72184

                                    * * * *

The CBOT issued the following press release on March 13, 2002 to replace the press release issued on March 12, 2002:


CHICAGO BOARD OF TRADE REPORTS STRONGER FINANCIAL RESULTS FOR 2001 Higher Trading Volume, Stronger Business Discipline Leads to Income Before Special Charges of $19.2 Million and Unrestricted Cash Balance of $50.8 Million

CHICAGO, March 13, 2002 - With trading volume at the second highest level ever in exchange history, the Chicago Board of Trade (CBOT(R)) reported 2001 income before special charges of $19.2 million compared to a loss of $5.2 million and $10.3 million in 2000 and 1999, respectively. The CBOT also ended 2001 with an unrestricted cash balance of $50.8 million, compared to $23.6 million in 2000 and $18 million in 1999.

Income as reported was $4.4 million compared to losses of $10.1 million in 2000 and $10.4 million in 1999. Special charges include $15.2 million ($9 million after tax) for a write down of the value of electronic trading software and $9.9 million ($5.8 million after tax) of charges for severance and early retirement. During 2001, eighty-four employees were terminated or took advantage of the early retirement option.

CBOT Chairman Nickolas J. Neubauer said, "This report reflects the turnaround in the CBOT's financial performance that I have been talking about for the past year. Bringing in a high quality CEO like David Vitale, implementing a new business discipline, and running our exchange more like a business has produced these results. We have kept our expenses under control, our finances are sound, and we expect this process will continue."

CBOT President and CEO David J. Vitale added, "Among our priorities in 2001 was to improve the exchange's financial position and strengthen our balance sheet, and we delivered. This success is attributable to the new business processes, a growth in trading volume, and the desire of our employees to make the CBOT a better place. Our unrestricted cash balance will allow the CBOT to implement a capital investment plan this year that we expect will continue the momentum created by our successful electronic order routing initiative for the open auction market, as well as update our overall technology needs."

Total trading volume in 2001 was 260.3 million contracts, an 11% increase from
233.5 million contracts in 2000. Due to the growth in volume, increased trading fees and changes in transaction mix, revenues from exchange fees increased 27%, or $27 million, from $102 million in 2000 to $129 million in 2001. Exchange fee revenue from open auction trading was $88.1 million for the year ended December 31, 2001, compared to $83.8 million in the prior year period. Screen-based trading resulted in revenue of $40.9 million, up from $18.2 million in 2000. The increase in screen-based trading fees accounted for 84% of the total increase in exchange fee revenue in 2001.

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Market data revenues were $66.5 million in 2001, an increase of 9% from $61.1 million in 2000. Building revenues from leased office space were $24.8 million for 2001, slightly more than the $24.5 million for the same period in 2000. Service revenues decreased in 2001 to $12.6 million from $17.8 million a year earlier, primarily the result of the absence in the current year of $3.7 million of revenue related to the former electronic platform, Project A. Membership dues totaled $9 million in 2001, compared to $5.5 million in 2000.

Operating expenses excluding special charges totaled $210.4 million for the year ended December 31, 2001, compared to $214.1 million for the same period in 2000, a decrease of $3.7 million, or 2%. Salaries and expenses, accounting for one quarter of operating expenses, were $58.5 million in 2001, a 4% increase from $56.4 million for the same period in 2000.

Depreciation and amortization charges increased 9% from $40 million in 2000 to $43.5 million in 2001. The increase was related primarily to additional depreciation from computer equipment and software for the electronic platform that was capitalized in 2000 and 2001, offset to a degree by the elimination of some depreciable assets via expiration or retirement. General and administrative expenses increased to $53.7 million for the year ended December 31, 2001, a 3% increase from $52.3 million in the prior year.

Building operating costs increased slightly to $23 million from $22.6 million in 2000. Professional services expenses were $23 million, a decrease of 29%, or $9.5 million, from $32.5 million for the prior year. Interest expense of $6.7 million was relatively unchanged from 2000.

On December 31, 2001, total assets were $359.1 million, a decrease of $14.7 million from $373.8 million on December 31, 2000. Current assets increased $28.5 million from $54 million at the end of 2000 to $82.5 million at the end of 2001, primarily due to an increase in cash and cash equivalents of $25 million.


For more information about the CBOT's markets and products, log on to the exchange web site at www.cbot.com. While CBOT Holdings, Inc. (CBOT Holdings) has filed with the SEC a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, relating to the restructuring of the Board of Trade of the City of Chicago, Inc. (CBOT), it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, relating to the restructuring of the CBOT referred to above, when it is finalized and distributed to CBOT members, as well as other documents which CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. CBOT members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by CBOT Holdings or the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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                            CHICAGO BOARD OF TRADE
                       CONSOLIDATED STATEMENTS OF INCOME
             For the years ended December 31, 2001, 2000 and 1999
                                (In Thousands)
________________________________________________________________________________
                                          2001            2000          1999
________________________________________________________________________________

REVENUES
  Exchange Fees                           $129,030       $101,981      $102,545
  Quotations                                66,509         61,060        54,028
  Building                                  24,828         24,530        22,653
  Services                                  12,629         17,848        20,279
  Members' Dues                              9,027          5,484           389
  Other operating revenue                    1,909          3,258         4,054
________________________________________________________________________________
     Total Revenues                        243,932        214,161       203,948
________________________________________________________________________________

EXPENSES
  Salaries and Benefits                     58,545         56,391        64,133
  Depreciation and Amortization             43,537         40,013        36,140
  General and administrative expenses       53,744         52,299        50,988
  Building Operating Costs                  22,961         22,584        23,171
  Professional Services                     23,013         32,459        32,490
  Programs                                   1,847          3,539         7,280
  Interest                                   6,734          6,773         6,774
________________________________________________________________________________
    Total Expenses                         210,381         214,058      220,976
________________________________________________________________________________

INCOME (LOSS)  BEFORE INCOME TAXES
  AND ACCUMULATED EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE, MINORITY
  INTEREST AND SPECIAL CHARGES              33,551            103       (17,028)

PROVISION FOR INCOME TAXES                  14,287          5,337        (2,761)
________________________________________________________________________________

INCOME (LOSS)  BEFORE INCOME TAXES
  AND ACCUMULATED EFFECT OF CHANGE
  IN ACCOUNTING PRINCIPLE, MINORITY
  INTEREST AND SPECIAL CHARGES              19,264         (5,234)      (14,267)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING
  PRINCIPLE-NET OF TAX BENEFIT                 (51)                      (2,920)
________________________________________________________________________________

INCOME/(LOSS) BEFORE MINORITY INTEREST
  AND SPECIAL CHARGES                       19,213         (5,234)      (17,187)

MINORITY INTEREST IN (INCOME) LOSS OF
  SUBSIDIARIES                                                            6,933
________________________________________________________________________________

INCOME/(LOSS) BEFORE SPECIAL CHARGES        19,213         (5,234)      (10,254)

SPECIAL CHARGES-NET OF INCOME TAXES         14,800          4,874           193
________________________________________________________________________________

INCOME (LOSS) AS REPORTED                   $4,413       ($10,108)     ($10,447)
================================================================================


                           BALANCE SHEET HIGHLIGHTS
                                (In Thousands)
________________________________________________________________________________

                                                December 31     December 31
                                                   2001            2000

Current Assets                                      $82,474         $54,003
Total Assets                                        359,061         373,836
Current Liabilities                                  74,150          76,530
Long Term Debt                                       58,324          64,286
Total Liabilities                                   162,988         182,516
Members' Equity                                     196,073         191,320